Exhibit 4.3

Summary Translation of Services Agreement Dated January 5, 2016

On January 5, 2016, Magna BSP Ltd. (the “Parent”) entered into a services agreement (the “Agreement”) with Foresight Automotive Ltd. (under its previous name, Four Eyes Autonomous Ltd.) (the “Subsidiary”). The parties entered into the Agreement in connection with the merger agreement (the “Merger Agreement”) dated October 11, 2015 by and among the Parent, the Subsidiary and Foresight Autonomous Holdings Ltd. (under its previous name, Asia Development A.D.B.M. Ltd.).

The main terms of the Agreement are as follows:

The Transaction:

1.	The Services: During the period of the Agreement, the Parent shall provide to the Subsidiary the services of software development in the field of vehicle safety for products that are being installed in the vehicle for the prevention of vehicular accidents (the “Services”). The Services shall be performed in accordance with the Subsidiary’s needs, as the Subsidiary shall require from time to time and as agreed upon between the parties.

2.	The Term of the Agreement: The Agreement shall commence immediately after the closing date of the Merger Agreement and shall continue for a period of twelve (12) months thereafter. The Subsidiary shall be entitled to extend the term of the Agreement for two additional twelve (12) month periods, by providing a sixty (60) days prior written notice to the Parent.

3.	Consideration: The Subsidiary shall pay to the Parent monthly payments for the Services actually provided by the Parent each month, pursuant to agreed upon rates for each of the Parent’s workers. In any event, the monthly consideration shall not exceed NIS 200,000 plus VAT as required by law.

4.	Intellectual Property: All the rights in connection with the Services relating to the Subsidiary’s activities, including all the intellectual property rights, inventions, developments, etc., shall be the exclusive property of the Subsidiary. A development which is not an invention and not in the field of vehicle safety, shall be owned by the Parent.

5.	Restriction on Competition: During the term of the Agreement and 12 months thereafter, the Parent shall not provide services in the field of vehicle safety that compete with the Subsidiary’s business, without prior written consent of the Subsidiary.

6.	Confidentiality: During the term of the Agreement and for seven years thereafter, the Parent shall keep confidential all of the Subsidiary’s confidential information obtained pursuant to providing the Services.

Representations and Warranties: The Parent provided representations and warranties that are customary to these types of transactions, such as to perform its undertaking under the Agreement in a high-professional level, to hold and maintain all the required permits and licenses for the Services provided, having the know-how and the experience required for the provision of the Services, etc.